SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (RULE 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                      FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 4)*

                                 Endesa, S.A.
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                               (Name of Issuer)

    American Depositary Shares, each representing the right to receive one ordinary share,nominal value (euro)1.20 each

                Ordinary Shares, nominal value (euro)1.20 each
                        (Title of Class of Securities)
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                                  00029274F1
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                                (CUSIP Number)

                            ENEL Societa per Azioni
                          Viale Regina Margherita 137
                                  00198 Rome
                                     Italy
                  Attention: Department of Corporate Affairs
                                +39 06830 52783

                                   Copy to:
                                Michael Wolfson
                        Simpson Thacher & Bartlett LLP
                             One Ropemaker Street
                                London EC2Y 9HU
                               44 207 275 6500

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                March 26, 2007
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 00029274F1

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     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            ENEL Societa per Azioni

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     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)     [X]*
       (b)     [ ]

               *ENEL Societa per Azioni and Enel Energy Europe Societa a Responsabilita Limitata, which is a wholly owned subsidiary of ENEL S.p.A., shares voting and dispositive power for 105,800,000 ordinary shares, nominal value (euro)1.20 each and may be deemed to hold 158,601,597 ordinary shares due to certain swap arrangements entered into with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as described in this statement on Schedule 13D, are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A. and Finanzas Dos, S.A. for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.
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     3.SEC USE ONLY
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     4.SOURCE OF FUNDS
            WC
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     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
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     6.CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
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NUMBER OF           7.SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY          ------------------------------------------------------------
EACH                8.SHARED VOTING POWER
REPORTING             105,800,000**
PERSON WITH
                  ------------------------------------------------------------

                    9.SOLE DISPOSITIVE POWER

                       0
                  ------------------------------------------------------------
                    10.SHARED DISPOSITIVE POWER

                           105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** shares in the aggregate**
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      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** ordinary shares in the aggregate**
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      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [X]
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                                         -2-

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.0%**** shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%*** underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%*** in the aggregate **
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      14.TYPE OF REPORTING PERSON
              CO

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     **   Does not include 211,750,424 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 8 to the statement on Schedule 13D filed on January 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A. or Finanzas Dos, S.A. for purposes of
          Section 13(d) of the Exchange Act, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

      *** 158,601,597 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such ordinary shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

     **** Based on 1,058,752,117 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comision Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this statement on Schedule 13D.

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     1.NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.
            Enel Energy Europe Societa a Responsabilita Limitata

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     2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  [X]
       (b)  [  ]
          *ENEL Societa per Azioni and Enel Energy Europe Societa a Responsabilita Limitata, which is a wholly owned subsidiary of ENEL S.p.A., shares voting and dispositive power for 105,800,000 ordinary shares, nominal value (euro)1.20 each and may be deemed to hold 158,601,597 ordinary shares due to certain swap arrangements entered into with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as described in this statement on Schedule 13D, are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A. and Finanzas Dos, S.A. for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

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     3.SEC USE ONLY

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     4.SOURCE OF FUNDS
            WC

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     5.CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                               [  ]

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     6.CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
                  ------------------------------------------------------------
NUMBER OF           7.SOLE VOTING POWER
SHARES                     0
BENEFICIALLY       ------------------------------------------------------------
OWNED BY
EACH               8.SHARED VOTING POWER
REPORTING                  105,800,000**
PERSON WITH        ------------------------------------------------------------

                    9.SOLE DISPOSITIVE POWER
                           0
                   ------------------------------------------------------------
                   10.SHARED DISPOSITIVE POWER
                           105,800,000 ordinary shares in respect of which
                           each reporting person has or shares voting power
                           and dispositive power and 158,601,597*** ordinary shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** shares in the
                           aggregate**
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      11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              105,800,000 ordinary shares in respect of which each reporting person has or shares voting power and dispositive power and 158,601,597*** ordinary shares underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing 264,401,597*** ordinary shares in the aggregate**
------------------------------------------------------------------------------
      12.CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [X]
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                                        -4-

      13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              10.0%**** shares in respect of which each reporting person has or shares voting power and dispositive power and an additional 14.98%*** underlying the Share Swap Transactions with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. described in Item 6, representing approximately 24.98%*** in the aggregate**
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      14.TYPE OF REPORTING PERSON
              CO
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       ** Does not include 211,750,424 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 8 to the statement on Schedule 13D filed on January 11, 2007 by Acciona, S.A. and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A. or Finanzas Dos, S.A. for purposes of
          Section 13(d) of the Exchange Act, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

      *** 158,601,597 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. are being reported hereunder solely because the reporting persons may be deemed to have dispositive power with respect to such ordinary shares for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, as a result of the Share Swap Transactions described in Item 6. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of such ordinary shares of Endesa, S.A. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

     ****Based on 1,058,752,117 ordinary shares, nominal value (euro)1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comision Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 9.993% as of the date of this statement on Schedule 13D.

     This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D (as previously amended from time to time, the "Schedule 13D") filed by ENEL Societa per Azioni ("ENEL") and Enel Energy Europe Societa a Responsabilita Limitata ("EEE" and together with ENEL, the "Reporting Persons"), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value (euro)1.20 each (a "Share"), and the American Depositary Shares (the "ADSs"), each representing the right to receive one Share of Endesa, S.A. ("Endesa" or the "Issuer"). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 4 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person's investment in Endesa, in particular as reflected in an agreement entered into by the Reporting Persons with Acciona, S.A. and Finanzas Dos, S.A. (together, "Acciona") regarding the joint management project for the Issuer.

     Item 4.  Purpose of Transaction.

         Item 4 is hereby amended to add the following supplemental information:

         On September 25, 2006, Acciona acquired 105,875,211 Shares, representing approximately 10% of the outstanding Shares. On November 10, 2006, Acciona acquired an additional 101,983,965 Shares, representing 9.63% of the outstanding Shares. On November 15, 17 and 20, 2006, Acciona acquired a total of 3,891,248 Shares, representing 0.37% of the outstanding Shares. On December 29, 2006, and January 3, 4, 8, and 9, 2007, Acciona acquired a total of 10,964,099 Shares representing approximately 1% of the outstanding Shares. Acciona has acquired an aggregate of 222,714,523 Shares representing approximately 21% of the outstanding Shares. On March 6, 2007, E.ON announced that it waived the condition to its tender offer requiring the Endesa shareholders approve certain modifications to Endesa's articles of association (Estatutos Sociales). In addition, on March 22, 2007, E.ON announced that it may waive the current condition to the E.ON Tender Offer that E.ON would proceed only in the event that at least a majority of the Shares are successfully tendered into the E.ON Tender Offer.

         In light of these developments, and as previously reported, the Reporting Persons began discussions with Acciona to explore the options open to the Reporting Persons in connection with the E.ON Tender Offer and possible alternatives to the E.ON Tender Offer, including the possibility that the Reporting Persons and Acciona would develop a shared management project for Endesa under the leadership of Acciona, which would include, in compliance with current legislation, the launching by the Reporting Persons and Acciona of a tender offer for all of the Shares not already held by either of them.

         As a result of these discussions, on March 26, 2007, the Reporting Persons and Acciona entered into an agreement (the "Cooperation Agreement") to implement a joint management project for Endesa under the leadership of Acciona pursuant to the terms and conditions set forth in the Cooperation Agreement.

         Purpose of the Cooperation Agreement

         The purpose of the Cooperation Agreement is to develop a joint management project for Endesa, subject to the condition that E.ON does not acquire more than 50% of the share capital of Endesa, based on the following shared principles:

     o retain Endesa's management and effective decision-making power in Spain;

     o guarantee, as a top priority, power supply and investment levels in the distribution and transportation network;

     o increase investments in the Spanish power sector, thereby benefiting ancillary industries and improving employment levels, particularly in the domestic mining sector;

     o maintain Endesa's research and development capabilities backed with ENEL's explicit support;

     o trust in the experience, technological ability and efficiency of Endesa's personnel, the parties not foreseeing any relevant changes in the current personnel; and

     o maintain Endesa's current dividend policy.

         Conditions Precedent

         The parties' obligations under the Cooperation Agreement are generally subject to the condition that E.ON does not acquire through the E.ON Tender Offer more than 50% of the share capital of Endesa.

         The Tender Offer

         In connection with their joint management project for Endesa, the Reporting Persons and Acciona agreed in the Cooperation Agreement that, subject to the condition precedent described above, they would launch a tender offer to acquire all of the outstanding Shares not currently beneficially owned by them for a price to be determined by them at the time that the tender offer is launched, but in no case shall the price be lower than (a) (euro)41 in cash per Share, plus (b) the interest accrued on such amount from the date of the Cooperation Agreement until the day of the filing of the tender offer at an interest rate equal to the three-month Euro Interbank Offered Rate (EURIBOR), minus (c) any dividends paid on Shares from and after the date of the Cooperation Agreement. The Reporting Persons and Acciona agreed that they would formally commence their joint tender offer as soon as legally possible. Prior to the commencement of their joint tender offer and up to the time of the settlement of the joint tender offer, each of the Reporting Persons and Acciona shall be free to exercise in their sole discretion voting rights with respect to their Shares.

         The Cooperation Agreement provides that, once the joint tender offer is commenced, the completion of the joint tender offer will be subject to the satisfaction or waiver of the following conditions:

     o there shall be a sufficient number of tendered Shares so that, together with the Shares already held by the Reporting Persons and Acciona, the tendered Shares represent a majority of Endesa's share capital;

     o the Reporting Persons and Acciona shall have obtained required governmental authorizations; and

     o Endesa shareholders shall have approved amendments to articles 32, 37, 38 and 42 of Endesa's articles of association (Estatutos Sociales) (and such amendments shall have been registered with the Commercial Registry of Madrid) in order to:

     o eliminate the limitation on the maximum number of votes that shareholders may exercise;

     o eliminate the requirements related to the composition of Endesa's Board of Directors and the type of directors; and

     o eliminate the qualifications required to be appointed as director or director with delegated authority (Consejero Delegado), other than the requirement of a lack of legal prohibitions.

         At the settlement of the tender offer, Acciona would acquire 3.974% of the share capital of Endesa, and the Reporting Persons would acquire any other Shares tendered.

         Formation of Holdings

         After the successful completion and settlement of the tender offer, the Reporting Persons and Acciona will over time contribute an equal number of Shares to a newly formed corporation ("Holdings"), up to a maximum amount so that Holdings holds 50.02% of Endesa's share capital.

         Governance of Holdings and Endesa

         Acciona will hold approximately 50.01% of the share capital of Holdings, and the Reporting Persons will hold the remaining share capital of Holdings. The parties to the Cooperation Agreement agreed that, with respect to Shares not contributed to Holdings, they would vote such Shares in the same manner as Holdings votes its Shares.

         The Reporting Persons, on the one hand, and Acciona, on the other hand, shall have equal representation on the boards of directors of Holdings and Endesa. The chairmen of each such board of directors (both of whom shall be nominated by Acciona, S.A.) will have a deciding vote in the case of a tie, except for certain matters that will require supermajority approval. The Chairman of the board of directors of Endesa shall have executive authority and, acting jointly (mancomunadamente) with the Managing Director of Endesa nominated by ENEL, shall exercise authority of the board by delegation.

         The Cooperation Agreement also provides that certain governance matters (the "Specified Matters") must be agreed by both Acciona, S.A. and ENEL at the corporate bodies of Endesa and Holdings. Any disagreement between Acciona, S.A. and ENEL on the Specified Matters will be resolved through customary procedures to overcome deadlocks. Any irreconcilable discrepancies existing after the third anniversary of the Cooperation Agreement may be resolved by dividing the assets of Endesa or, alternatively, through the exercise of a put option granted by ENEL to Acciona, S.A. that permits Acciona, S.A. to sell to ENEL Acciona's Shares and shares in Holdings.

         Creation of a World Leader in Renewable Energies

         The Reporting Persons and Acciona also agreed in the Cooperation Agreement that, in the event that they acquired effective control over Endesa, they would create a world leader in renewable energies through the combination of the renewable energy assets of Acciona and Endesa under a new company. The combination would occur in such a manner that Acciona would hold at least a 51% stake in the share capital of the new company, and Endesa would hold the remaining stake. The new company would be managed by Acciona.

         Integration of Viesgo into Endesa

         In the Cooperation Agreement, the Reporting Persons and Acciona stated that they plan to integrate Viesgo, a subsidiary undertaking of ENEL in Spain, into Endesa if they acquire effective control over Endesa. The integration of Viesgo into Endesa would be subject to the receipt of relevant administrative approvals and would also be subject to review in the event that relevant authorities imposed an undertaking on the parties to dispose of Endesa's assets.

         Term of the Cooperation Agreement

         The term of the Cooperation Agreement is ten years, with five-year automatic extensions.

         Other Matters Relating to the Cooperation Agreement

         The foregoing description of the Cooperation Agreement is qualified in its entirety by the actual terms of the Cooperation Agreement, an English translation of which will be filed as Exhibit 10.1 to the Schedule 13D once such English translation is complete, and such terms are incorporated herein by reference.

         Acciona and ENEL issued a joint press release announcing the execution of the Cooperation Agreement. The press release is attached as Exhibit 99.21 hereto and incorporated herein by reference. The Reporting Persons have filed with the CNMV an Hecho Relevante, or current report, reporting the Cooperation Agreement. The current report filed with the CNMV, in its original Spanish and English form, is attached as Exhibit 99.21 hereto and incorporated herein by reference. All Hechos Relevantes filed by ENEL and other reporting persons with the CNMV are available on the internet at www.cnmv.es/english/index_e.htm under the "Significant events and other communications" tab.

         ENEL, EEE, their affiliates and their agents may purchase or arrange to purchase securities of Endesa outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations). In connection with any such purchase or arrangement to purchase ENEL and EEE will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (Hecho Relevante) with the CNMV, an English translation of which will be filed with the SEC and ENEL, EEE, their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the Securities Exchange
Act of 1934, as amended, granted by the SEC on March 2, 2007. In addition, ENEL, EEE, their affiliates and their agents may enter into agreements (including hedging transactions) with respect to Endesa securities if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

         The Reporting Persons and Acciona are acting together with respect to Endesa to the extent, but only to the extent, set forth in the Cooperation Agreement described above. Other than as set forth in the Cooperation Agreement, neither the Reporting Persons nor Acciona have any agreement or understanding with each other as to Endesa, nor any obligation to act in concert or otherwise on the same basis, and neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares held by Acciona for purposes of Section 13(d) of the Exchange Act, as amended, and the Reporting Persons expressly disclaim such beneficial ownership. This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and the Reporting Persons disclaim any responsibility for the accuracy of the information relating to Acciona or the beneficial ownership of Acciona's Shares.

     Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended to add the following supplemental information:

         Item 4 of this Amendment No. 4 is incorporated herein by reference. As previously disclosed, the Reporting Persons may be deemed to beneficially own 264,401,597 Shares (representing 24.98% of the outstanding Shares), of which (a) 105,800,000 Shares are held by the Reporting Persons and (b) 158,601,597 Shares are underlying certain swap arrangements entered into by the Reporting Persons with UBS Limited and Mediobanca - Banca di Credito Finanziario S.p.A. as to which the Reporting Persons disclaims beneficial ownership, as described in the Schedule 13D. By virtue of the Cooperation Agreement, the Reporting Persons may be deemed to have become members of a group with Acciona with respect to the Shares and/or ADSs that are or may be deemed to be currently beneficially owned by Acciona and thus may be deemed to beneficially own any Shares and/or ADSs that are or may be currently beneficially owned by Acciona.

         In Amendment No. 8 to the statement on Schedule 13D filed by Acciona on January 11, 2007, Acciona reported that it has acquired an aggregate of 222,714,523 Shares, which constitute approximately 21.0% of the outstanding Shares. This Schedule 13D constitutes a separate filing by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares held by Acciona for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim such beneficial ownership.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is hereby amended to add the following supplemental information:

         Items 4 and 5 of this Amendment No. 4 are incorporated herein by reference.

     Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and supplemented by adding the following thereto:

         10.1 Agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL Societa per Azioni and Enel Energy Europe Societa Responsabilita Limitata, dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A.

         99.21 Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated
                  March 26, 2007

         99.22 Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comision Nacional del Mercado de Valores regarding to the Cooperation Agreement attached as
                  Exhibit 10.1 hereto)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2007

                                      ENEL Societa per Azioni


                                      By: /s/ Fulvio Conti
                                          -------------------------------------
                                          Name:    Fulvio Conti
                                          Title:   Chief Executive Officer


                                      Enel Energy Europe Societa
                                               a Responsabilita Limitata


                                      By: /s/ Claudio Machetti
                                         --------------------------------------
                                          Name:    Claudio Machetti
                                          Title:   Director

                               INDEX OF EXHIBITS

Exhibit    Description

     10.1. English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL Societa per Azioni and Enel Energy
           Europe Societa Responsabilita Limitata, dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A.

     99.1. Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.(1)

     99.2. Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(1)

     99.3. Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(1)

     99.4. Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito
           Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.(1)

     99.5. Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A. (1)

     99.6. Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito
           Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.(1)

     99.7. Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A. (1)

     99.8. International Swaps & Derivatives Association, Inc. Master Agreement. (1)

     99.9. Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of
           105,800,000 ordinary shares of Endesa, S.A.(1)

     99.10.Structuring Fee Agreement dated March 1, 2007, between Enel
           Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.(1)

     99.11.Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A.

           with the Securities and Exchange Commission on February 28, 2007.

     99.12.Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

     99.13.Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

     99.14.Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

     99.15.Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

     99.16 Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.(2)

     99.17 Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.(2)

     99.18 Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.

     99.19 Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.(3)

     99.20 English translation of press release by ENEL S.p.A. dated March 23, 2007 regraidng the negotiations of ENEL S.p.A. with Acciona, S.A.(4)

     99.21 Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.

     99.22 Current report filed on March 26, 2007 by ENEL S.p.A.
           with the Spanish Comision Nacional del Mercado de Valores regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.

-------------

(1) Previously filed with the Original Schedule 13D.
(2) Previously filed with Amendment No. 1 to the Original Schedule 13D.
(3) Previously filed with Amendment No. 2 to the Original
(4) Previously filed with Amendment No. 3 to the Original Schedule 13D.
Schedule 13D.